    As filed with the Securities and Exchange Commission on October 30, 1998
                                                   Registration No. 333-63119

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933


                              3DX TECHNOLOGIES INC.
               (Exact name of registrant as specified in charter)

             Delaware                                   76-0386601
  (State or other jurisdiction of                    (I.R.S. employer
   incorporation or organization)                 identification number)

                          12012 Wickchester, Suite 250
                              Houston, Texas 77079
                                 (281) 579-3398
                   (Address, including zip code, and telephone
                         number, including area code, of
                        registrant's principal executive
                                    offices)

                                 Ronald P. Nowak
                      President and Chief Executive Officer
                          12012 Wickchester, Suite 250
                              Houston, Texas 77079
                                 (281) 579-3398
           (Name and address, including zip code and telephone number, including area code, of agent for service)

                                 with a copy to:
                             Jay R. Schifferli, Esq.
                            Kelley Drye & Warren LLP
                               Two Stamford Plaza
                              281 Tresser Boulevard
                           Stamford, Connecticut 06901
                                 (203) 324-1400

     Approximate date of commencement of proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|____
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                                  CALCULATION OF REGISTRATION FEE
------------------------------------ ----------------------- --------------------------- ------------------------ -----------------

          Title of shares                 Amount to be       Proposed maximum offering      Proposed maximum         Amount of
         to be registered                  registered            price per share(1)        aggregate offering     registration fee
                                                                                                price(1)
------------------------------------ ----------------------- --------------------------- ------------------------ -----------------

Common Stock, par value $.01 per        4,515,114             $.375                       $1,693,167.75               $470.70
share
------------------------------------ ----------------------- --------------------------- ------------------------ -----------------

         (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457. $516.87 was previously paid.
         (2) Based on the average of the high and the low prices of the Common Stock on the Nasdaq National Market on October 28, 1998.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  Subject to completion, dated October 30, 1998

PROSPECTUS

                                4,515,114 Shares

                              3DX TECHNOLOGIES INC.
                          Common Stock ($.01 par value)

     This Prospectus relates to the offer and sale of 4,515,114 shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), of 3DX Technologies Inc. ("3DX" or the "Company") by or on behalf of certain stockholders of the Company ("Selling Stockholders").

         The Shares may be offered and sold from time to time by one or more of the Selling Stockholders, however, no Selling Stockholder is required to offer or sell any of his or its Shares. The Selling Stockholders anticipate that, if and when offered and sold, the Shares will be offered and sold in transactions (which may include block transactions) effected on the Nasdaq National Market at the then prevailing market prices. The Selling Stockholders reserve the right, however, to offer and sell the Shares on any other national securities exchange on which the Common Stock is or may become listed or in the over-the-counter market, in each case at then prevailing market prices, or in privately negotiated transactions as a price then to be negotiated. All offers and sales made on the Nasdaq National Market or any other national securities exchange or in the over-the-counter market will be made through or to licensed brokers and dealers. All proceeds from the sale of the Shares will be paid directly to the Selling Stockholders and will not be deposited in an escrow, trust or other similar arrangement. The Company will not receive any of the proceeds from the sales by the Selling Stockholders. No discounts, commissions or other compensation will be allowed or paid by the Selling Stockholders or the Company in connection with the offer and sale of the Shares, except that usual and customary brokers' commissions may be paid by the Selling Stockholders. Upon any sale of the Shares offered hereby, the Selling Stockholders and participating agents, brokers or dealers may be deemed to be underwriters as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and commissions or discounts or any profit realized on the resale of such securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Company has agreed to indemnify the Selling Stockholders, and the Selling Stockholders have agreed to indemnify the Company, its officers, directors, employees, agents and controlling persons against certain liabilities arising in connection with this offering, including liabilities under the Securities Act. The Company will pay all expenses incurred in connection with this offering, excluding commissions charged by any broker or dealer acting on behalf of a Selling Stockholder. The legal, accounting and other fees and expenses to be paid by the Company related to the offer and sale of the Shares contemplated hereby are estimated to be $55,000.

         The Common Stock is quoted on the Nasdaq National Market under the symbol "TDXT". On October 28, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $.375.



THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is October __, 1998.

         No person is authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it would be unlawful to make such an offer or solicitation in such jurisdiction.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at Seven World Trade Center, 13th Floor, New York, New York 10048. In addition, the Company is required to file electronic versions of these documents through the Commission's Electronic Data Gathering, Analysis and Retrieval system (EDGAR). The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. The Common Stock is quoted on the Nasdaq National Market.

         The Company has filed with the Commission a Registration Statement on Form S-3, as amended (the "Registration Statement"), under the Securities Act with respect to the securities being offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the offer and sale of the securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are hereby incorporated by reference in this Prospectus:

         (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended;

         (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

         (c) Current Report on Form 8-K dated September 9, 1998; and

         (d) The description of the Common Stock offered hereby contained in the Company's Registration Statement on Form 8-A which was declared effective by the Commission on December 9, 1996.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 (other than, in the case of the Company's Proxy Statement, portions thereof not deemed to be "filed" for the purposes of Section 18 of the Exchange Act) and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities to be made hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents incorporated herein or in the Registration Statement by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information the Registration Statement so incorporates). Written or telephone requests for such documents should be directed to Investor Relations Department, 3DX Technologies Inc., 12012 Wickchester, Suite 250, Houston, Texas 77079, telephone (281) 579-3398.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

         Certain statements in the materials given to the Purchasers including statements regarding anticipated capital expenditures, estimates of proved reserves, future rates of production, future growth, future exploration, future seismic data (including timing and results), future reserves, revenues, future drilling (including the timing and results thereof), expansion of operations, generation of additional prospects and results of current or future prospects, future reserves and future leases, and other land rights, timing of capital expenditures and regulatory reform, and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). The words "budgeted", "anticipate," "project," "estimate," "expect," "may," "believe," "potential" and similar statements are intended to be among the statements that are forward looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors" and in the Company's filings with the SEC.

                                   THE COMPANY

3DX Technologies Inc. ("the Company") is a knowledge-based oil and gas exploration company whose core competence and strategic focus is the utilization of 3-D seismic imaging and other advanced technologies in the search for commercial quantities of hydrocarbons. The Company enters into partnerships that enable it to combine its expertise and exploration capabilities with the operating skills of other oil and gas companies. The Company participates in selected exploration projects as a non-operating working interest owner, sharing both risks and rewards with its partners. The Company commenced operations in January 1993 to take advantage of perceived opportunities emerging from changes in the domestic oil and gas industry, including the divestiture of domestic oil and gas properties, advances in technology and the outsourcing of specialized technical capabilities. By reducing drilling risk through 3-D imaging and analysis, the Company seeks to improve the expected return on investment in its oil and gas projects. In mid 1998, the Company changed its business model for entering new 3-D projects. The Company has begun to form strategic relationships with knowledge based generators and to fund potential projects earlier in the process of the project generation. By providing 3-D seismic design, management of data acquisition and processing and interpretation of the data, the Company generally has had the opportunity to acquire a 15% to 25% working interest (often on a promoted basis) in an individual project at the time of seismic acquisitions.

         In the past, new project opportunities have always focused on externally generated projects, not internally generated ideas. To provide the continuous source of projects for the drilling program and future growth, the Company's intent is to blend the previous business methodology with a more pro-active internal generating capability. The Company believes that the benefits of this approach are a more independent and stronger internal generating expertise and the ability to maintain a larger interest level in projects on a non-promoted basis. To accomplish this in a timely manner the Company is currently in discussion with two private companies that should generate the potential 3-D projects that the Company requires.

         The ability to bring additional opportunities into the Company at a much earlier stage and on a non-promoted basis allows the Company to modify and improve on its business model. The intent of the Company is not simply to become a promoter of oil and gas prospects to the industry but to use promotion as a resource to recover technical overhead costs associated with 3D seismic projects. The intent is growth with a focus on drilling and better management of costs. As of August 1998, the Company's portfolio included 45 prospects identified on 12 separate 3-D projects primarily located onshore within the Gulf Coast region from South Texas to Louisiana.

         The Company was incorporated under the laws of the State of Delaware in 1992. Its offices are located at 12012 Wickchester, Suite 250, Houston, Texas 77079 and its telephone number is (281) 579-3398.

                                  RISK FACTORS

      In addition to the other information and financial data set forth elsewhere in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

Limited Operating History

      The Company commenced its operations in 1993 and has only a limited operating history. Potential investors, therefore, have limited historical financial and operating information upon which to base an evaluation of the Company's performance and an investment in shares of Common Stock. For example, the producing wells within exploration projects in which the Company is participating have been on production only for a short period of time. Therefore, estimations with respect to the proved reserves and level of future production attributable to these wells are difficult to determine and there can be no assurance as to the volume of recoverable reserves that will be realized from such wells. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development.

Significant Historical Operating Losses

         The Company has incurred significant operating and net losses to date. Net losses for 1995, 1996 and 1997 were approximately $2.5 million, $2.7 million and $11 million, respectively. At June 30, 1998, the Company had an accumulated deficit of $26.2 million. The development of the Company's business and its participation in an increasingly larger number of projects has required and will continue to require substantial expenditures. The Company's future financial results will depend primarily on its ability to economically locate hydrocarbons in commercial quantities, to provide drilling site and target depth recommendations resulting in profitable productive wells and on the market prices for oil and gas. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future.

Future Capital Requirements

         Management of the Company continues to be actively engaged in soliciting new equity investors to provide funding for its capital program.
Management of the Company understands that the Company's business requires substantial oil and gas expenditures and that additional financing will be required to completely fund its capital program, which includes two additional exploration wells and one development well in 1998 and up to 17 exploration and development wells in 1999 as well as a lease acquisition and seismic expenditures. As of June 30, 1998, the Company had a deficit in working capital of approximately $2.8 million. The lack of firm commitments for additional equity financing at this time, combined with a deficit in working capital, raise uncertainty about the ability of the Company to continue as a going concern. In September 1998, the Company's independent public accountants included a fourth paragraph in their report on the 1997 financial statements of the Company related to the Company's uncertain ability to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and to comply with the terms of its financing agreement. Based on current economic conditions, the Company will require sources of capital in addition to projected cash generated from operations to fund its future capital expenditures. In the absence of additional funding, the Company may be required to reduce its planned level of capital expenditures or pursue other financial alternatives, which could include a sale or merger of the Company.

Volatility of Oil and Gas Prices

         The Company's revenues, profitability, cash flow and future growth are affected by changes in prevailing oil and gas prices. Oil and gas prices have been subject to wide fluctuations in recent years in response to relatively minor changes in the supply and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company, including economic, political and regulatory developments and competition from other sources of energy. It is impossible to predict future oil and gas price movements. Currently, the Company does not engage in hedging activities. As a result, the Company may be more adversely affected by fluctuations in oil and gas prices than other industry participants that do engage in such activities. No assurances can be given as to the future level of activity in the oil and gas exploration and development industry and its relationship to the future demand for the expertise offered by the Company. An extended or substantial decline in oil and gas prices could have a material adverse effect on the Company's financial position and results of operations, the volume of oil and gas that may be economically produced by operations of projects in which the Company participates and the Company's access to capital.

Non-Operator Status

         The Company relies upon other project partners to provide certain project operations including land acquisition, drilling, marketing and project administration. As a result, the Company has only a limited ability to exercise control over a significant number of a project's operations or the associated costs of such operations. While the Company monitors the activities of the operator, the Company does not engage in any other activities to protect itself against its inability to control project costs. The success of a project is dependent upon a number of factors which are outside of the Company's area of expertise and project responsibilities. Such factors include: (i) the availability of favorable lease terms and required permitting for projects, (ii) the availability of future capital resources by the Company and the other participants for the purchasing of leases and the drilling of wells, (iii) the approval of other participants to the purchasing of leases and the drilling of wells on the projects, (iv) the economic conditions at the time of drilling, including the prevailing and anticipated prices for oil and gas and (v) the ability of the operator to successfully and adequately perform its tasks. The Company's reliance on other project partners and its limited ability to directly control certain project costs could have a material adverse effect on the realization of expected rates of return on the Company's investment in projects.

Ability to Discover Additional Reserves

         The  Company's   future  success  is  dependent  upon  its  ability  to
economically locate additional oil and gas reserves in commercial quantities. The Company's ability to do so is dependent upon a number of factors, including its participation in multiple exploration projects and its technological capability to locate oil and gas in commercial quantities. The Company does not yet generate or develop its own projects and no assurances can be given that the Company will have the opportunity to participate in projects which economically produce commercial quantities of hydrocarbons in amounts necessary to meet its business plan or that the projects in which it elects to participate will be successful. Except to the extent that the Company successfully locates commercial quantities of economically recoverable oil and gas, the Company's proved reserves will decline as reserves are produced. There can be no assurance that the Company will be able to discover additional commercial quantities of oil and gas or that the Company's project partners will have success drilling productive wells and acquiring properties at low finding costs.

Substantial Capital Requirements and Liquidity

         To date, net cash provided by operating activities has been limited and the Company has funded its oil and gas exploration activities principally through cash provided by the sale of equity securities and long-term debt. The Company's business requires substantial oil and gas capital expenditures. To achieve its near-term goals, the Company has been and will be required to make oil and gas capital expenditures substantially in excess of its net cash flow from operations in order to acquire, explore and develop oil and gas properties. The level of capital spending in the future will be dependent upon the Company's ability to obtain additional sources of funding.

         The Company will require additional sources of financing to fund drilling expenditures on properties currently owned by the Company and, to a lesser extent, to fund leasehold costs and geological and geophysical costs on its active exploration projects. The Company generally has the right, but not the obligation, to participate for its percentage interest in drilling wells and can decline to participate if it does not have sufficient capital resources at the time such drilling operations are proposed. The Company can also potentially transfer its right to participate in drilling wells in exchange for cash, a reversionary interest, or some combination thereof. To recover its investment in unevaluated properties, it is necessary for the Company to either participate in drilling which finds commercial oil and gas production and produce such reserves or receive sufficient value through the sale or transfer of its interests.

         The Company expects that its projected cash flows from currently producing properties will be sufficient to fund its cash general and administrative costs for the remainder of 1998 as well as the first six months of 1999, including technical employee and related costs which are capitalized under full-cost accounting, however, these cash flows are not projected to be sufficient to fund the current deficit in working capital. The Company's projections of cash flows from currently producing properties could be adversely affected by declines in oil and gas prices below current levels or anticipated seasonal lows and unanticipated declines in oil and gas production from existing properties.

         The Company intends to seek additional financing to satisfy its capital requirements. The Company is currently evaluating alternatives to obtain additional equity financing, which include sales of common or preferred stock. In the absence of additional financing, the Company anticipates that it will be required to modify the implementation and timing of its oil and gas exploration and development capital spending for 1998 and 1999, which modification could have a material adverse effect on the Company. No assurance can be given that the Company will be able to obtain additional financing on terms which would be acceptable to the Company, if at all. The Company's inability to obtain additional financing would have a material adverse effect on the Company. The lack of firm commitments for equity financing at this time, combined with the deficit in working capital, raises uncertainty about the ability of the Company to continue as a going concern. In the absence of additional funding, the Company may be required to reduce its planned level of capital expenditures or pursue other financial alternatives, which could include a sale or merger of the Company.

Credit Agreement Non-Compliance

         As of June 30, 1998, the Company had a deficit in working capital of approximately $2.8 million. On December 18, 1997, the Company executed a credit agreement with a commercial bank, the borrowing capacity of which was set at $2.0 million in April 1998. During the quarter ended June 30, 1998, the Company borrowed $2.0 million under the credit agreement. Such amount is the maximum amount currently available for borrowing under the credit facility. The borrowing capacity is a function of the value of the Company's proved oil and gas reserves, and is redetermined on a semi-annual basis. In April 1998, the bank, based on its assessment of the Company's proved resources at December 31, 1997 and related cash flow estimates, reduced the Company's available borrowing to $2 million. The credit agreement is secured by substantially all of the Company's oil and gas properties and contains restrictions on dividends and additional liens and indebtedness and requires the maintenance of a minimum current ratio and net worth, each as defined in the credit agreement. As of June 30, 1998, the Company was not in compliance with certain covenants of the credit agreement pertaining to minimum working capital and aging of accounts payable. The bank waived these instances of non-compliance through September 30, 1998. The Company has contacted the bank to secure an additional waiver of non-compliance through December 31, 1998. In the absence of an improvement in the Company's working capital accounts payable aging, future waivers from the bank will be necessary.

Potential Sales of Certain Properties

         As a result of the Company's periodic review of each of its oil and gas exploration and development properties and its available capital, the Company has occasionally sold partial interests in specific oil and gas projects to other investors to reduce its total investment commitment to such projects. No gain or loss has been recognized on these transactions. In September 1998, the Company sold one of its properties located in Cove Field, Texas for approximately $440,000. In accordance with full cost accounting rules, no gain or loss was recorded on this sale of an oil and gas property. The Company is currently reviewing its portfolio to identify properties to be marketed to industry partners for cash consideration, reversionary working interests or some combination thereof. Such interests may consist of both producing wells and future drilling locations.

         As of the date hereof, there were three probable property sales with proceeds aggregating approximately $3.7 million, each of which is expected to close in the fourth quarter of 1998. The Company intends to utilize all the proceeds from these property sales to reduce the balance of borrowings on the Company's bank credit agreement and current payables. Because none of the sales are expected to have a significant effect on the oil and gas property depletion rate, no gain or loss is expected to be recognized in income on these sales transactions. The properties' discounted future net cash flows as of September 30, 1998 totaled approximately $3.2 million. Net revenues from these properties for the year ended December 31, 1997 and the six-month period ended June 30, 1998 approximated $0.2 million and $0.8 million, respectively. There can be no assurance, however, that the Company will be able to sell any other such interests, or that the terms of such other potential sales would be acceptable to the Company.


Uncertainty of Estimates of Oil and Gas Reserves

         There are numerous uncertainties inherent in estimating oil and gas reserves and in projecting future rates of production. Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies, and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers. at different times may vary substantially. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material.

Risk of Exploratory Drilling Activities

         The success of the Company will be materially dependent upon the continued success of its exploratory drilling program. Exploratory drilling involves numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs or delivery crews and the delivery of equipment. Although the Company believes that its use of 3-D seismic data and other advanced technology should increase the probability of success of its exploratory wells through elimination of prospects that might otherwise be drilled solely on the basis of 2-D seismic data and other traditional methods, exploratory drilling remains a speculative activity. Even when fully utilized and properly interpreted, 3-D seismic data and advanced techniques only assist geoscientists in identifying subsurface structures and do not allow the interpreter to know if hydrocarbons will in fact be present in such structures if they are drilled. In addition, the use of 3-D seismic data and such technologies requires greater pre-drilling expenditures than traditional drilling strategies and the Company could incur losses as a result of such expenditures. The Company's future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on the Company's future results of operations and financial condition. There can be no assurance that the Company's overall drilling success rate or its drilling success rate for activity within a particular project area will not decline. Although the Company has identified or budgeted for numerous drilling prospects, there can be no assurance that such prospects will be leased or drilled (or drilled within the scheduled or budgeted time frame) or that natural gas or oil will be produced from any such identified prospects or any other prospects. Prospects may initially be identified through a number of methods, some of which do not include interpretation of 3-D or other seismic data.

Competition

         The exploration for and production of oil and gas are highly competitive. Many companies and individuals are engaged in the business of acquiring interests in and developing onshore and near onshore oil and gas properties in the United States. The industry is not dominated by any single competitor or a small number of competitors. The Company competes with a large number of technology-driven major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and expertise required to operate and develop such properties. Many of these competitors have financial and other resources substantially in excess of those available to the Company. Such competitive disadvantages could adversely affect the Company's ability to participate in projects with favorable rates of return.

Technological Changes

         The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. As new technologies develop, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement such new technologies at substantial cost. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially and adversely affected.

Operating Risks of Oil and Natural Gas Operations; Limited Insurance Coverage

      The oil and natural gas business involves certain operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. In addition, offshore projects are subject to the additional hazards of marine operations, such as capsizing, collision and damage or loss from severe weather. The Company maintains insurance, which is subject to policy conditions and exclusions, for third party claims based on bodily injury and property damage, cost of well control and workers' compensation.

      The availability of a ready market for the Company's oil and natural gas production also depends on the proximity of reserves to, and the capacity of, oil and natural gas gathering systems, pipelines and trucking or terminal facilities. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased and leased by the Company.

      As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of the Company's properties. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company.

Government Regulation and Environmental Matters

      Oil and natural gas operations are subject to various federal, state and local government regulations, which may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas. In addition, the development, production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. The Company is also subject to changing and extensive tax laws, the effects of which cannot be predicted. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on the Company.

Variability of Operating Results

         The Company's operating results have in the past and may in the future fluctuate significantly depending upon a number of factors including industry conditions, prices of oil and gas, rate of drilling success, rates of production from completed wells and the timing of capital expenditures. Such variability could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit the Company's ability to invest and participate in economically attractive projects.

Dependence on Key Personnel

         The Company has assembled a team of geologists, geophysicists and engineers who have considerable experience effectively applying 3-D imaging technologies. The Company is dependent upon the knowledge, skills and experience of these experts to provide 3-D imaging and assist the Company in reducing the risks associated with its participation in oil and gas exploration projects. In addition, the success of the Company's business also depends to a significant extent upon the abilities and continued efforts of its management, particularly Ronald P. Nowak, the Company's President and Chief Executive Officer. The Company does not have employment agreements with any of its employees except Mr. Nowak, which provides for an employment term of two years ending February 2000. The loss of the services of key management personnel or the Company's technical experts, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's business, financial condition, results of operations, development efforts and ability to expand. There can be no assurance that the Company will be successful in attracting and retaining such executives, geoscientists and engineers.

Possible Volatility of Stock Price

         The market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the Common Stock, variations in the Company's quarterly operating results, regulatory or other changes in the oil and gas industry generally, announcements of business developments by the Company or its competitors, changes in operating costs and changes in general market conditions. See "-Variability of Operating Results."

Anti-Takeover Considerations

         The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated By-laws (the "Bylaws") include certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors. These provisions may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors, even though such a transaction may offer the holders of Common Stock the opportunity to sell their stock at a price above the prevailing market price. Such provisions may also render the removal of directors and management more difficult. Specifically, the Certificate of Incorporation and Bylaws, as the case may be, have been amended to provide for a classified Board of Directors serving staggered, three-year terms and certain advance notice requirements for stockholder nominations of candidates for election to the Company's Board of Directors and certain other stockholder proposals. Such provisions could limit the price that certain persons might be willing to pay in the future for shares of Common Stock. The Certificate of Incorporation also authorizes the Board of Directors of the Company to issue from time to time, without any further action of stockholders, up to one million shares of Preferred Stock (as defined herein), on such terms and with such rights, designations, preferences, qualifications, limitations and restrictions as the Board of Directors may determine. The issuance of such
Preferred Stock, depending upon the rights, designations, preferences, qualifications, limitations and restrictions thereof, may have the effect of delaying, deterring or preventing a change in control of the Company or may otherwise adversely affect the interests of holders of Common Stock. Further, certain provisions of the Delaware General Corporation Law (the "DGCL") prevent certain stockholders from engaging in business combinations with the Company, subject to certain exceptions.

Continued Listing on Nasdaq

         In September 1998, the Company received a letter from The Nasdaq Stock Market, Inc. notifying the Company that it failed to maintain a closing bid price of greater than or equal to $1.00 and that the Company's Common Stock failed to maintain a market value of public float greater than or equal to $5 million, as required by Nasdaq rules. If the Company is unable to demonstrate compliance with the $1.00 minimum bid price requirement on or before December 14, 1998, the Company's Common Stock will be delisted at the opening of business on December 16, 1998. In such an event, trading on the Common Stock would be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the listing requirements for Nasdaq, or in what are commonly referred to as the "pink sheets." As a result, a holder of the Common Stock could find it more difficult to dispose of, or to obtain accurate quotations of the price of the Common Stock. Such delisting could have an adverse effect on the market price and overall marketability of the common stock.

Penny Stock Regulations

         If the common stock is not listed on Nasdaq and has a market price of less than $5.00 per share, it may be classified as a "penny stock." Commission regulations define a "penny stock" to be any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and to provide current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         The foregoing required penny stock restrictions will not apply to the common stock if such securities are quoted in Nasdaq and have certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. There can be no assurance that the common stock will qualify for exemption from these restrictions. In any event, even if shares of the common stock were exempt from such restrictions, they would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the SEC finds that such a restriction would be in the public interest. If the Common Stock were subject to the rules on penny stocks, the market liquidity for the common stock could be severely adversely affected.


                              SELLING STOCKHOLDERS

         The following table sets forth, to the knowledge of the Company, the number of shares of Common Stock and the percentage of the outstanding shares of Common Stock beneficially owned by each Selling Stockholder, and the number of Shares to be offered and sold by such Selling Stockholder, and the number of shares and percentage of outstanding shares to be beneficially owned by such Selling Stockholder after such offering and sale, assuming that all the shares offered by such Selling Stockholder are in fact sold. Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. As of October 26, 1998 the Company had 9,153,854 shares of Common Stock issued and outstanding.


                                     ------------------------------------                     -----------------------------------
                                            Beneficial Ownership                                     Beneficial Ownership
                                            Prior to the Offering                                     After the Offering
                                     ------------------------------------                     -----------------------------------

                                         Shares of                              Shares to          Shares of
                                        Common Stock       Percentage (1)        Be Sold          Common Stock    Percentage
                                        ------------       --------------        -------          ------------    ----------

Altira Group LLC                           16,667                  *%              16,667                0             -
Andrew James McLeod Duncan                                         *               15,000                0             -
 Educational Trust                         15,000
Barbara Oil Company                        37,913                  *               37,913                0             -
Alex B. Campbell                            1,466                  *                1,466
Centennial Associates L.P.                198,468               2.17              198,468                0             -
Centennial Energy Partners L.P.           113,595               1.24              113,595                0             -
Centennial Overseas Fund, LTD              20,000                  *               20,000                0             -
CWS Limited Liability Company             877,228               9.58              877,228                0             -


                                       11

Jonathan T. Dawson                         18,047                  *               18,047                0             -
Dawson/Samberg Capital                     90,237                1.0               90,237                0             -
   Management
Peter M. Duncan(2)                        345,592               3.78              345,592           20,144             *
Charles E. Edwards(3)                      20,878                  *               20,878            3,877             *
C. Eugene Ennis(4)                        309,555               3.37              309,555           20,144             *
Evelyn Ennis                              226,351               2.47              226,351                0             -
Paul D. Favret                              7,333                  *                7,333                0             -
Peter Gough                                 5,687                  *                5,687                0             -
Investment 11, LLC                         10,000                  *               10,000                0             -
Jeffrey Alexander McLeod                   15,000                  *               15,000                0             -
   Duncan Education Trust
Minnowburn Corporation                    233,333               2.55              233,333                0             -
Susan Morrice                             111,147               1.21              111,147                0             -
NationsBanc Capital Corporation           721,903               7.89              721,903                0             -
Douglas C. Nester(5)                      377,592               4.12              377,592           20,144             *
James R. Newell                            13,333                  *               13,333                0             -
Deborah W. Pratt                           18,047                  *               18,047                0             -
Quadrennial Partners, L.P.                 10,000                  *               10,000                0             -
R. Chaney & Partners 1993 L.P.            340,825               3.72              340,825                0             -
Santa Fe Energy Resources, Inc.           240,000               2.66              240,000                0             -
Kenneth Strode                             24,584                  *               24,584                0             -
Tercentennial Energy Partners, L.P.        40,000                  *               40,000                0             -
Wayne W. Williamson                        22,000                  *               22,000                0             -
Donald D. Wolf                             33,333                  *               33,333                0             -

----------------------
*  Represents holdings of less than one percent.
(1) Percent of class is calculated by assuming, for purposes of the number of shares held by any Selling Stockholder that all options that are, or will become within 60 days, exercisable to purchase Common Stock held by such Selling Stockholder (and no others) had been exercised.
(2) Includes 20,144 shares subject to options which are, or will become within 60 days, vested and exercisable.
(3) Includes 3,877 shares subject to options which are, or will become within 60 days, vested and exercisable.
(4) Includes 20,144 shares subject to options which are, or will become within 60 days, vested and exercisable.
(5) Includes 20,144 shares subject to options which are, or will become within 60 days, vested and exercisable.



         Each of C. Eugene Ennis, Peter M. Duncan and Douglas C. Nester was employed by the Company in various positions during the past three years. None of the other Selling Stockholders who is an individual is currently employed by the Company.

         The Selling Stockholders (other than Santa Fe Energy Resources, Inc. ("Santa Fe")) acquired their Shares pursuant to one or more of (i) a Stock Purchase Agreement dated as of November 3, 1993 between the Company and certain investors, (ii) a Series C Preferred Stock Purchase Agreement dated as of July 26, 1995 between the Company and certain investors and (iii) a Common Stock Subscription Agreement dated June 3, 1998 between the Company and certain investors, or as permitted transferees of persons who so acquired such Shares. Santa Fe acquired their Shares pursuant to a Common Stock Subscription Agreement dated as of August 21, 1998. Pursuant to the Common Stock Subscription Agreements, the Company agreed to effect the registration of the offering and sale of the Shares issued thereunder on a delayed or continuous basis under the Securities Act on certain terms and conditions. The Stock Purchase Agreement and the Series C Preferred Stock Purchase Agreement provide for "piggy-back" and other registration rights on certain terms and conditions.

                              PLAN OF DISTRIBUTION

         The Shares may be offered and sold from time to time by one or more of the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. No Selling Stockholder is required to offer or sell any of his or its Shares. The Selling Stockholders anticipate that, if and when offered and sold, the Shares will be offered and sold in transactions (which may include block transactions) effected on the Nasdaq National Market at then prevailing market prices. The Selling Stockholders reserve the right, however, to offer and sell the Shares on any other national securities exchange on which the Common Stock is or may become listed or in the over-the-counter market, in each case at then prevailing market prices, or in privately negotiated transactions each at a price then to be negotiated. All offers and sales made on the Nasdaq National Market or any other national securities exchange or in the over-the-counter market will be made through or to licensed brokers and dealers. No agreements, arrangements or understandings have been entered into with any broker or dealer, and no brokers or dealers have been selected, in connection with the offer and sale of the Shares. No discounts, commissions or other compensation will be allowed or paid by the Selling Stockholders or the Company in connection with the offer and sale of the Shares, except that usual and customary brokers' commissions may be paid by the Selling Stockholders. All proceeds from the sale of the Shares will be paid directly to the Selling Stockholders and will not be deposited in an escrow, trust or other similar arrangement.

         The selling broker may act as agent or may acquire the Shares or interests therein as principal or pledgee and may, from time to time, effect distributions of the Shares or interests. If a dealer is utilized in the sale of the Shares in respect of which the Prospectus is delivered, the Selling Stockholders will sell the Shares to the dealer, as principal. The dealer may then resell the Shares to the public at varying prices to be determined by such dealer at the time of resale.

         The Company has agreed to indemnify the Selling Stockholders and the Selling Stockholders have agreed to indemnify the Company, its officers, directors, employees, agents and controlling persons from certain damages or liabilities arising out of or based upon any untrue statement or alleged untrue statement of any material fact contained in or material omission or alleged omission from the Registration Statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, to the extent such untrue statement or omission was made in the Registration Statement or other document in reliance upon information furnished by the indemnifying party.

         The legal, accounting and other fees and expenses related to the offer and sale of the Shares contemplated hereby are estimated to be $55,000 and will be paid by the Company. The Company will pay all expenses incurred in connection with this offering, excluding commissions charged by any broker or dealer acting on behalf of a Selling Stockholder.

                                     EXPERTS

         The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report included in the Company's Form 8-K dated September 9, 1998, which contains an explanatory fourth paragraph with respect to the existence of substantial doubt about the Company's ability to continue as a going concern, as described more fully in Note 11 to the financial statements.

         The reports of independent petroleum engineers, dated December 31, 1997 and June 30, 1998 incorporated by reference in this Prospectus and elsewhere in this registration statement are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                                  LEGAL MATTERS

         Certain legal matters in connection with the legality of the securities offered hereby have been passed upon for the Company by Kelley Drye & Warren LLP, 101 Park Avenue, New York, New York 10178, and Two Stamford Plaza, 281 Tresser Boulevard, Stamford, Connecticut 06901.

                                    * * * * *

No  dealer,   salesperson  or  other               3DX TECHNOLOGIES INC.
person has been  authorized  to give
any   information  or  to  make  any
representation not contained in this
Prospectus,  and,  if given or made,
such  information or  representation
must not be  relied  upon as  having                     4,515,114
been authorized by the Company. This                       Shares
Prospectus  does not  constitute  an
offer to sell or a  solicitation  of
an   offer   to   buy   any  of  the
securities  offered  hereby  in  any
jurisdiction  to any  person to whom
it is unlawful to make such offer in
such   jurisdiction.   Neither   the                    Common Stock
delivery of this  Prospectus nor any                  ($.01 par value)
sale made hereunder shall, under any
circumstances,       create      any
implication  that  there has been no
change in the affairs of the Company
since  the date  hereof  or that the
information   contained   herein  is
correct as of any time subsequent to                ____________________
its date.
                                                         PROSPECTUS
                                                      _______________
      ____________________


                    TABLE OF CONTENTS

                                                    Page

Available Information..............................   2
Incorporation of Certain Documents
     by Reference..................................   2
Special Note Regarding Forward-Looking
     Information...................................   3
The Company........................................   3
Risk Factors.......................................   4
Selling Stockholders...............................  11
Plan of Distribution...............................  12
Experts  ..........................................  13
Legal Matters......................................  13

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

                                                                 Amount To
          Type or Nature of Expense                               be Paid
          -------------------------                              ---------
 SEC registration fee....................................       $   470.70
 Accounting fees and expenses............................        25,000.00
 Legal fees and expenses.................................        25,000.00
 Miscellaneous  . .......................................         4,529.30
                                                                 --------
 Total             ......................................       $55,000.00
                                                                 ========

Item 15.  Indemnification of Officers and Directors

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such actin, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify any person under such
Section in connection with a proceeding by or in the right of the corporation to procure judgment in its favor, as provided in the preceding sentence, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action, except that no indemnification shall be made in respect thereof unless, and then only to the extent that, a court of competent jurisdiction shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. A Delaware corporation must indemnify any person who was successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter in any proceeding, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. A Delaware corporation may pay for the expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding in advance of the final disposition to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

         Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. Article Ninth of the Company's Certificate of Incorporation eliminates the liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL. The DGCL permits the purchase of insurance on behalf of directors and officers against any liability asserted against directors and officers and incurred by such persons in such capacity, or arising out of their status as such, whether or not the corporation would have the power to indemnify directors and officers against such liability. The Company has acquired officers' and directors' liability insurance of $5 million for members of its Board of Directors and executive officers. In addition, the Company has entered into agreements to indemnify its directors and officers.

         At present, there is no pending litigation or other proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

         Article Seventh of the Company's Restated Certificate of Incorporation and Section 5 of Article V of the Company's By-laws provide for indemnification of directors and officers to the fullest extent permitted by Section 145 of the DGCL.

Item 16.  Exhibits

         (a) The exhibits listed below have been filed as part of this Registration Statement.

         Exhibit No.                   Description of Exhibit
         -----------                   ----------------------
         3.1      -      Sixth Restated Certificate of Incorporation. (1)

         4.1      -      Specimen common stock certificate of the
                         Registrant. (1)

         4.2      -      Stock Purchase Agreement among the Company, C. Eugene
                         Ennis,  Douglas C. Nester,  Peter M. Duncan and the
                         Investors named therein dated November 9, 1993. (1)

         4.3      -      Series C Stock Purchase Agreement among the Company,
                         C. Eugene Ennis, Douglas C. Nester, Peter M. Duncan and the Investors named therein dated July 26, 1995.(1)

         4.4      -      Common  Stock  Subscription  Agreement  dated as of
                         June 3, 1998 by and among the Company and the purchasers named therein. (2)

         4.5*     -      Common Stock  Subscription  Agreement dated as of
                         August 21, 1998 by and among the Company and Santa Fe
                         Energy Resources, Inc.

         5.1**    -      Opinion of Kelley Drye & Warren LLP regarding legality.

         23.1     -      Consent of Kelley Drye & Warren LLP (included in
                         Exhibit 5.1).

         23.2**   -      Consent of Arthur Andersen LLP.

         23.3**   -      Consent of Ryder Scott Company.

         24.1***  -      Powers of Attorney executed by certain officers and
                         directors of the Registrant.

--------------
*To be filed by Amendment.
**Filed herewith.
***Previously filed.

(1) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-14473) and incorporated herein by reference.

(2) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Commission on June 16, 1998 and incorporated herein by reference.

Item 17.  Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

              (a) Include any prospectus required by Section 10(a)(3) of the Securities Act;

              (b) Reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

              (c) Include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the  requirements  of Section 13 or 15(d) of the Securities
Exchange Act of 1933, as amended, the Registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing this amendment on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on October 30, 1998.

                                                 3DX TECHNOLOGIES INC.


                                                 By:/s/ Ronald P. Nowak
                                                 Ronald P. Nowak
                                                 Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on behalf of the Company and in the capacities and on the dates indicated.

         Signatures                   Title or Capacities                           Date
         ----------                   -------------------                           ----

                    *              Chairman of the Board                        October 30, 1998
_____________________________
C. Eugene Ennis

/s/ Ronald P. Nowak                President and Chief Executive, and           October 30, 1998
Ronald P. Nowak                    Director (Principal Executive Officer)

/s/ Russell L. Allen               Chief Financial Officer (Principal           October 30, 1998
Russell L. Allen                   Financial Officer)

                   *               Director                                     October 30, 1998
______________________________
Jon W. Bayless

                   *               Director                                     October 30, 1998
______________________________
Charles E. Edwards

                   *               Director                                     October 30, 1998
______________________________
C.D. Gray

                   *               Director                                     October 30, 1998
______________________________
Douglas C. Williamson



        /s/ Russell L. Allen
   *By Russell L. Allen
      Attorney-in-fact

                                INDEX TO EXHIBITS


Exhibit           Description of Exhibit                                                                     Page
-------           ----------------------                                                                     ----

    3.1           Sixth Restated Certificate of Incorporation, as amended.(1)
    4.1           Specimen common stock certificate of the Registrant.(1)
    4.2           Stock Purchase  Agreement among the Company,  C. Eugene Ennis,
                  Douglas C.  Nester,  Peter M. Duncan and the  Investors  named therein dated November 9, 1993. (1)
    4.3           Series C Stock  Purchase  Agreement  among the  Company,  C. Eugene  Ennis,  Douglas C.
                  Nester, Peter M. Duncan and the Investors named therein dated July 26, 1995. (1)
    4.4           Common Stock  Subscription  Agreement dated as of June 3, 1998 by and among the Company and the purchasers named therein. (2)
    4.5*          Common  Stock  Subscription  Agreement  dated as of  August  21,  1998 by and among the
                  Company and the purchaser named therein.
    5.1**         Opinion of Kelley Drye & Warren LLP  regarding  the  legality of the  securities  being offered.
    23.1          Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1).
    23.2**        Consent of Arthur Andersen LLP.
    23.3**        Consent of Ryder Scott.
    24.1***       Powers of Attorney  executed by certain officers and directors of the Registrant.


-----------------
* To be filed by Amendment.
**Filed herewith.
***Previously filed.

(1) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-14473) and incorporated herein by reference.

(2) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Commission on June 16, 1998 and incorporated herein by reference.